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DRAFT: APRIL 11, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Ramsay Youth Services, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

75158K 10 7

(Cusip Number)

Bradley P. Cost, Esq.
Torys LLP
237 Park Avenue
New York, NY 10017
 (212)880-6000
With a Copy to:

Thomas M. Haythe, Esq.
780 Third Avenue, 29th Floor
New York, NY 10017
(212)319-3900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75158K 10 7

1.	Name of Reporting Person: Paul J. Ramsay		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 372,582(1)

		8.	Shared Voting Power: 5,697,047

		9.	Sole Dispositive Power: 372,582

		10.	Shared Dispositive Power: 5,697,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,069,629

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 60.8%(2)

14.	Type of Reporting Person (See Instructions): IN

1.	This figure includes 366,666 options which are exercisable within 60 days of the date hereof.

2.	Based on 9,304,159 shares issued and outstanding as of April 8, 2003.

CUSIP No. 75158K 10 7

1.	Name of Reporting Person: Paul Ramsay Hospitals Pty. Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 967,023(3)

		8.	Shared Voting Power: 4,721,024

		9.	Sole Dispositive Power: 976,023

		10.	Shared Dispositive Power: 4,721,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,697,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 59.3%(2)

14.	Type of Reporting Person (See Instructions): CO

3.	This figure includes 224,999 warrants which are exercisable within 60 days of the date hereof.

CUSIP No. 75158K 10 7

1.	Name of Reporting Person: Paul Ramsay Holdings Pty. Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,814,672(4)

		8.	Shared Voting Power: 906,352

		9.	Sole Dispositive Power: 3,814,672

		10.	Shared Dispositive Power: 906,352

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,721,024

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.3%(2)

14.	Type of Reporting Person (See Instructions): CO

4.	This figure includes 83,333 warrants which are exercisable within 60 days of the date hereof.

CUSIP No. 75158K 10 7

1.	Name of Reporting Person: Ramsay Holdings HSA Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Barbados

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 906,352

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 906,352

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 906,352

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7% (2)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 75158K 10 7

     This Amendment No. 14 (“Amendment No. 14”) restates and amends Items 1, 2, 3, 4, 5, 6, and 7 of Amendment No. 13 dated February 12, 1999 to the Statement on Schedule 13D dated September 4, 1987 (the “Statement”) filed with respect to the equity securities of Ramsay Youth Services, Inc., a Delaware corporation f/k/a Ramsay Health Care, Inc. (“the Company”).

Item 1. Security and Issuer

     The title of the class of equity securities to which this statement relates is the common stock, $.01 par value (the “Common Stock”), of the Company. The principal executive offices of the Company are located at Columbus Center, One Alhambra Plaza, Suite 750, Coral Gables, Florida 33134.

Item 2. Identity and Background

     This Amendment No. 14 is being filed by (a) Ramsay Holdings HSA Limited, an international business company organized under the laws of Barbados (“RHL”), which is owned by Paul Ramsay Holdings Pty. Limited, a limited liability company organized under the laws of New South Wales, Australia (“Holdings”), 23% of the capital stock of which is owned by Paul Ramsay Hospitals Pty. Limited, a limited liability company organized under the laws of New South Wales, Australia (“Hospitals”) and 77% of the capital stock of which is owned by Paul J. Ramsay (“Ramsay”), (b) Holdings, (c) Hospitals and (d) Ramsay.

     The principal business of RHL is the ownership of voting securities of the Company. The principal business offices of RHL are located at c/o The Corporate Secretary Limited, Alleyne House, White Park Road, P.O. Box 806, East Bridgetown, Barbados.

     The principal business of Holdings is the provision of services to hospitals and real estate development companies. The principal business offices of Holdings are located at 154 Pacific Highway, 9th Floor, St. Leonards, New South Wales 2065, Australia.

     The principal business of Hospitals is the ownership of securities for investment purposes. The principal business offices of Hospitals are located at 154 Pacific Highway, 9th Floor, St. Leonards, New South Wales 2065, Australia.

     The principal office of Ramsay is 154 Pacific Highway, 9th Floor, St. Leonards, New South Wales 2065, Australia.

     During the last five years, none of RHL, Holdings, Hospitals or Ramsay have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was it or he, as applicable, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Addendum A attached hereto and made a part hereof sets forth additional information regarding (i) the executive officers and directors of RHL, Holdings and Hospitals, (ii) the persons controlling

CUSIP No. 75158K 10 7

     RHL, Holdings and Hospitals and (iii) Ramsay, who ultimately controls Hospitals, Holdings and RHL.

Item 3. Source and Amount of Funds or Other Consideration

     N/A

Item 4. Purpose of Transaction

     On April 8, 2003, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Psychiatric Solutions, Inc. (“PSI”) and PSI Acquisition Sub, Inc. (the “Purchaser”), a wholly owned subsidiary of PSI. Pursuant to the Merger Agreement, a copy of which is filed as Exhibit 5 hereto, the Purchaser will be merged (the “Merger”) with and into the Company and the Company will become a wholly owned subsidiary of PSI. Also on April 8, 2003, and in connection with the Merger Agreement, each of RHL, Holdings, Hospitals and Ramsay entered into a Stockholder Voting Agreement (the “Voting Agreement”) by and among PSI, RHL, Holdings, Hospitals and Ramsay. The following is a summary of the Voting Agreement, a copy of which is filed as Exhibit 6 hereto. This summary is qualified in its entirety by reference to the complete text of the Voting Agreement.

     RHL, Holdings, Hospitals and Ramsay have each agreed to vote at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, the Common Stock (i) in favor of the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except as specifically requested in writing by PSI in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (2) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; and (3) (a) any change in the majority of the board of directors of the Company; (b) any material change in the present capitalization of the Company or any amendment of the Company’s Certificate of Incorporation; (c) any other material change in the Company’s corporate structure or business; or (d) any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement. RHL, Holdings, Hospitals and Ramsay have further agreed not to enter into any agreement or understanding with any person or entity prior to the termination of the Merger Agreement or vote or give instructions prior to the termination of the Merger Agreement in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

     The Voting Agreement shall terminate on the earlier to occur of (i) the Effective Time, as defined in the Merger Agreement, (ii) termination of the Merger Agreement or (iii) at the option of the RHL, Holdings, Hospitals or Ramsay, the execution or granting of any

CUSIP No. 75158K 10 7

amendment, modification, change or waiver with respect to the Merger Agreement subsequent to April 8, 2003 that results in any decrease in the price to be paid per share for the shares of Common Stock. Upon termination, the Voting Agreement shall forthwith become void and there shall be no liability or obligations thereunder on the part of either PSI or RHL, Holdings, Hospitals or Ramsay, except to the extent of any other relief due to PSI under Section 15 of the Voting Agreement.

Item 5. Interest in Securities of the Issuer

     (a)  As of the close of business on April 8, 2003, (i) Ramsay beneficially owned, for purposes of Rule 13d-3 under the Act, 6,069,629 shares of Common Stock, constituting, to the best knowledge of Ramsay, approximately 60.8% (2) of the Common Stock (such amount consists of (i) 5,697,047 shares of Common Stock beneficially owned by Hospitals, (ii) 5,916 shares of Common Stock owned directly by Ramsay, and (iii) 366,666 shares of Common Stock issuable upon the exercise of currently exercisable options owned directly by Ramsay), (ii) Hospitals beneficially owned, for purposes of Rule 13d-3 under the Act, 5,697,047 shares of Common Stock, constituting, to the best knowledge of Hospitals, approximately 59.3% (2) of the Common Stock (such amount includes (a) 4,721,024 shares of Common Stock beneficially owned by Holdings, (b) 751,024 shares of Common Stock owned directly by Hospitals and (c) 224,999 shares of Common Stock issuable upon the exercise of currently exercisable warrants owned directly by Hospitals), (iii) Holdings beneficially owned, for purposes of Rule 13d-3 under the Act, 4,721,024 shares of Common Stock, constituting, to the best knowledge of Holdings, approximately 50.3% (2) of the Common Stock (such amount includes (a) 906,352 shares of Common Stock owned beneficially by RHL, (b) 3,731,339 owned directly by Holdings and (c) 83,333 shares of Common Stock issuable upon the exercise of currently exercisable warrants owned directly by Holdings) and (iv) RHL beneficially and directly owned, for purposes of Rule 13d-3 under the Act, 906,352 shares of Common Stock constituting, to the best knowledge of RHL, approximately 9.7% (2) of the Common Stock. Ramsay, Hospitals, Holdings and RHL constitute a “group” within the meaning of Section 13(d)(3) under the Act. Each of the members of the group disclaims beneficial ownership of the shares of Common Stock which were not owned directly by such person.

     (b)  (i) Ramsay has shared power to vote or to direct the voting and to dispose of or direct the disposition of 5,697,047 shares of Common Stock and sole power to vote or to direct the voting and to dispose of or direct the disposition of 5,916 shares of Common Stock and 366,666 shares issuable upon the exercise of currently exercisable options to purchase Common Stock, (ii) Hospitals has shared power to vote or to direct the voting and to dispose of or direct the disposition of 4,721,024 shares of Common Stock and sole power to vote or to direct the voting and to dispose of or direct the disposition of 751,024 shares of Common Stock and 224,999 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock , (iii) Holdings has shared power to vote or to direct the voting and to dispose of or direct the disposition of 906,352 shares of Common Stock and sole power to vote or to direct the voting and to dispose of or direct the disposition of 3,371,339 shares of Common Stock and 83,333 shares of Common Stock upon the exercise of currently exercisable warrants, and (iv) RHL has

CUSIP No. 75158K 10 7

sole power to vote or to direct the voting and to dispose of or direct the disposition of 906,352 shares of Common Stock.

     (c)  Except as set forth in Item 4 of this Amendment No. 14, during the past 60 days neither Ramsay, Hospitals, Holdings nor RHL has effected any transaction in the Common Stock.

     (d)  N/A

     (e)  N/A

     Addendum A attached hereto and made a part hereof sets forth additional information regarding Items 5(a)-(c) with respect to (i) the executive officers of Hospitals, Holdings and RHL, (ii) the persons controlling Hospitals, Holdings and RHL and (iii) Ramsay.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     See Item 4.

Item 7. Material to be Filed as Exhibits

Exhibit — Power of Attorney from RHL.

Exhibit — Power of Attorney from Holdings.

Exhibit — Power of Attorney from Hospitals.

Exhibit — Power of Attorney from Ramsay.

Exhibit 5. – Agreement and Plan of Merger dated as of April 8, 2003 among Ramsay Youth Services, Inc., Psychiatric Solutions, Inc. and PSI Acquisition Sub, Inc., a direct, wholly-owned subsidiary of PSI.

Exhibit 6. – Form of Stockholder Voting Agreement dated as of April 8, 2003 between PSI and each of Paul J. Ramsay, Ramsay Holdings HSA Limited, Paul Ramsay Holdings Pty. Limited and Paul Ramsay Hospitals Pty. Limited

CUSIP No. 75158K 10 7

ADDENDUM A

     Additional information required by Items 2 and 5 of Schedule 13D

     The name and principal occupation or employment of each director and executive officer of Hospitals, Holdings and RHL, including Ramsay, is set forth below.

     Unless otherwise noted below, the principal business address of each director and executive officer of Hospitals, Holdings and RHL, including Ramsay, is c/o Ramsay Health Care Pty. Limited, 9th Floor, 154 Pacific Highway, St. Leonards, New South Wales 2065, Australia.

     Unless otherwise noted below, each director and executive officer of Hospitals, Holdings and RHL, including Ramsay, is a citizen of Australia.

     Dennis H.L. Chandler, a Director of RHL, is a citizen of Barbados with a business address at Dowell Chambers, Room 206, Dowell House, Corner Roebuck and Palmetto Streets, Bridgetown, Barbados. Mr. Chandler is principally engaged in the practice of law.

     Hospitals, Holdings and RHL are controlled by Ramsay. Ramsay is an owner, director and executive officer of various companies in the health care, real estate development, communications and broadcasting businesses.

     During the last five years, none of the directors and executive officers of Hospitals, Holdings or RHL set forth below, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     To the best of the knowledge of Hospitals, Holdings, RHL and Ramsay, except as set forth in this Amendment No. 14, none of the directors or executive officers specified below, including Ramsay, is the beneficial owner of any of the Company’s securities nor have any of them effected any transaction in any such security during the past 60 days. However, if, after further investigation, Hospitals, Holdings, RHL or Ramsay becomes aware of any such ownership or any such transaction and as a result, the information disclosed in this Schedule 13D is materially inaccurate, Hospitals, Holdings, RHL and Ramsay will promptly file an amendment to this Schedule 13D with the Securities and Exchange Commission.

CUSIP No. 75158K 10 7

Paul Ramsay Hospitals Pty. Limited (“Hospitals”)

		Beneficial Ownership
Name	Present Principal Occupation	of Common Stock

Paul J. Ramsay	Director of Hospitals; Director of Holdings; Director of RHL; owner, director and executive officer of various companies in the health care, real estate development, communications and broadcasting businesses	6,069,629 (1)

Michael S. Siddle	Director of Hospitals; Director and Company Secretary of Holdings; holds various executive positions with corporations controlled by Ramsay	105,916

Peter J. Evans	Director of Hospitals; Director of Holdings; Director of RHL; holds various executive positions with corporations controlled by Ramsay	22,583

Paul Ramsay Holdings Pty. Limited (“Holdings”)

		Beneficial
		Ownership of
Name	Present Principal Occupation	Common Stock

Paul J. Ramsay	Director of Hospitals; Director of Holdings; Director of RHL; owner, director and executive officer of various companies in the health care, real estate development, communications and broadcasting businesses	6,069,629 (1)

Michael S. Siddle	Director of Hospitals; Director and Company Secretary of Holdings; holds various executive positions with corporations controlled by Ramsay	105,916

Peter J. Evans	Director of Hospitals; Director of Holdings; Director of RHL; holds various executive positions with corporations controlled by Ramsay	22,583

CUSIP No. 75158K 10 7

Ramsay Holdings HSA Limited (“RHL”)

		Beneficial
		Ownership of
Name	Present Principal Occupation	Common Stock

Paul J. Ramsay	Director of Holdings; Director of RHL; owner, director and executive officer of various companies in the health care, real estate development, communications and broadcasting businesses	6,069,629 (1)

Peter J. Evans	Director of Holdings; Director of RHL; holds various executive positions with corporations controlled by Ramsay	22,583

(1)	Ramsay’s beneficial ownership of Common Stock includes 5,697,047 shares of Common Stock beneficially owned by Hospitals (see Item 5), which entity Ramsay controls.

CUSIP No. 75158K 10 7

Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2003

PAUL J. RAMSAY

	By:	/s/ Bradley P. Cost Bradley P. Cost Attorney-in-Fact

PAUL RAMSAY HOSPITALS PTY. LIMITED

	By:	/s/ Bradley P. Cost Bradley P. Cost Attorney-in-Fact

PAUL RAMSAY HOLDINGS PTY. LIMITED

	By:	/s/ Bradley P. Cost Bradley P. Cost Attorney-in-Fact

RAMSAY HOLDINGS HSA LIMITED

	By:	/s/ Bradley P. Cost Bradley P. Cost Attorney-in-Fact

CUSIP No. 75158K 10 7

Index to Exhibits

Exhibit 1	Power of Attorney from RHL (incorporated by reference to Exhibit 11 to Amendment No. 8 to Schedule 13D dated June 19, 1995 filed by the Reporting Persons).

Exhibit 2	Power of Attorney from Holdings (incorporated by reference to Exhibit 12 to Amendment No. 8 to Schedule 13D dated June 19, 1995 filed by the Reporting Persons).

Exhibit 3	Power of Attorney from Hospitals (incorporated by reference to Exhibit 3 to Amendment No. 10 to Schedule 13D dated June 30, 1997 filed by the Reporting Persons).

Exhibit 4	Power of Attorney from Ramsay (incorporated by reference to Exhibit 13 to Amendment No. 8 to Schedule 13D dated June 19, 1995 filed by the Reporting Persons).

Exhibit 5	Agreement and Plan of Merger dated as of April 8, 2003 among Ramsay Youth Services, Inc., Psychiatric Solutions, Inc. and PSI Acquisition Sub, Inc., a direct, wholly-owned subsidiary of PSI.

Exhibit 6	Form of Stockholder Voting Agreement dated as of April 8, 2003 between PSI and each of Paul J. Ramsay, Ramsay Holdings HSA Limited, Paul Ramsay Holdings Pty. Limited and Paul Ramsay Hospitals Pty. Limited.